SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Primark Private Equity Fund

Address of Principal Business Office:

205 Detroit Street, Suite 200

Denver, Colorado 80206

Telephone Number: (212) 802-8500

Name and address of agent for service of process:

Primark Advisors LLC

205 Detroit Street, Suite 200

Denver, Colorado 80206

With copies to:

Gregory C. Davis

Paulita A. Pike

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver in the State of Colorado on the 30th day of June, 2020.

Primark Private Equity Fund

By:	/s/ Michael Bell
Name:	Michael Bell
Title:	President

Attest:	/s/ Derek Mullins
Name:	Derek Mullins
Title:	Treasurer